April 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:                             Oglethorpe Power Corporation — Registration Statement on Form S-4 filed on April 1, 2019

Ladies and Gentlemen:

This letter is to supplementally advise the Securities and Exchange Commission (the “SEC”) that Oglethorpe Power Corporation (An Electric Membership Corporation) (the “Company”) hereby transmits for filing by direct electronic transmission under the Securities Act of 1933 (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, to register its exchange bonds (the “Exchange Bonds”), as described in the S-4 Registration Statement, in reliance on the position of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991), and Shearman & Sterling (available July 2, 1993).  In addition, the Company represents as follows:

1.                                      The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Bonds and, to the best of the Company’s information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Bonds in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Bonds. In this regard, the Company will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Bonds, such person (i) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Inc. and Shearman & Sterling or other interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Bonds should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2.                                      No broker-dealer has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Bonds. The Company will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Bonds for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Bonds. The Company will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Bonds for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Bonds and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions or require additional information, please call me at 770.270.7168 or Herbert J. Short, our securities counsel, at 404.853.8491.

Respectfully Submitted,

/s/ Elizabeth B. Higgins
Elizabeth B. Higgins
Executive Vice President and
Chief Financial Officer